EXHIBIT 21

Subsidiaries of Visant Holding Corp.

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
AKI, Inc. Arcade Europe, S.a.r.l. Dixon Direct Corp.	Arcade Marketing, Inc.	Delaware France Delaware
IST, Corp. Jostens Canada, Ltd. Jostens, Inc. Neff Holding Company Neff Motivation, Inc.	Arcade Marketing, Inc.	Delaware Canada Minnesota Delaware Ohio
Phoenix Color Corp. Spice Acquisition Corp.	Lehigh Phoenix	Delaware Delaware
The Lehigh Press, Inc.	Lehigh Direct	Pennsylvania
Lehigh Phoenix
Visant Corporation		Delaware
Visant Secondary Holdings Corp.		Delaware
Visual Systems, Inc.	Lehigh Milwaukee	Wisconsin
Lehigh Phoenix